

August 31, 2010

Tamir Levinas
President and Chief Executive Officer
ProGaming Platforms Corp.
113 Barksdale Professional Center
Newark, DE 19711

>   **Re: ProGaming Platforms Corp**
>   **Registration Statement on Form S-1**
>   **Filed August 4, 2010**
>   **File No. 333-168527**

Dear Mr. Levinas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You provide information about the market for your products and services that is based upon reports or studies authored by third parties. Please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted.   Also, please clearly mark any third-party sources used to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus. Advise whether any of the third-party reports were prepared for you or for use in connection with the offering. As examples only, please provide copies of the relevant portions of the information from the following third-party materials cited in your prospectus:

*   The article entitled "Online Gaming Statistics," dated April 2010;

*   The report by BBC News dated March 24, 2009;

- The report by Screen Digest regarding the online gaming market in Europe and North America;

- The July 10, 2009 press release issued by comScore, Inc.;

- The 2009 report by NPD Group regarding the number of full-game digital downloads in the U.S.

Risk Factors

Risks Relating to Our Lack of Operating History

2. "We have a history of operating losses and we may not achieve future revenues or operating profits," page 8

2.   You state that you anticipate generating losses for the next 10 months, but that you do not anticipate generating revenues before the second half of 2012, which will likely be more than 10 months from the date of this prospectus. Please advise.

28. "There is no public market for the securities and even if a market is created, the market price of our common stock will be subject to volatility," page 15

3.   Please revise the risk factor under this subcaption to clearly indicate that the quotation of your shares on the OTC Bulletin Board depends on the filing of an application for such quotation by a market maker, and that there is no guarantee that a market maker will file such application. In this regard, we note your statement on page 2 that you currently have no market maker who is willing to list quotations for your stock.

Determination of Offering Price, page 19

4.   You state that you believe that the price per share of the shares being offered pursuant to this registration statement is what potential investors would be willing to pay. On page 2 of your document, however, you state that you have arbitrarily determined the offering price of $0.05 per share, and that the offering price bears no relationship to your assets, book value, earnings or any other customary investment criteria. Given that the price per share was arbitrarily determined, please tell us the basis for your belief that potential investors would be willing to pay the price per share set for this offering. In the alternative, you may remove such language as to what potential investors would be willing to pay.

Directors, Executive Officers, Promoters and Control Persons, page 22

5.   You state that Mr. Lowenstein and Mr. Uziel intend to devote approximately 50% of their respective business time to your company. Please revise to provide the approximate

number of hours that your executive officers and directors will devote to your company's operations.

Description of Business

Our Software Product, page 30

6.   You state in this section that you expect to license your online gaming platform to at least four online game service providers in the United States by the end of fiscal year 2011. Please disclose the basis for this expectation. For example, please disclose if you have had discussions with any online game service providers about your proposed product.

Plan of Operation

Percent of Net Proceeds Received, page 35

7.   Please expand the table in this section to show the proceeds that you will earn if you sell only 10% and 25% of the shares being offered. Also, avoid using the term "minimum level" to refer to selling 50% of your offered securities, as there is no minimum number of securities that you must sell in this offering. Please revise the narrative disclosure in this section to clarify that you will be unable to execute on your business plan if you sell less than 75% of the offered securities. Also, disclose in this section and in the risk factor section that, given your expected offering expenses, you must sell at least 20% of the securities being offered to avoid losing money in this offering.

Milestones, page 36

8.   Please expand this section to identify the milestones you expect to achieve if you obtain 10%, 25%, 50% and 75% of the maximum level of funding.

Certain Relationships and Related Transactions, page 38

9.   In your disclosure regarding the shares issued to your executive officers on June 7, 2010, you describe both Mr. Levinas and Mr. Uziel as serving as your chief executive officer. In the disclosure under "Directors, Executive Officers, Promoters and Control Persons," however, you indicate that Mr. Levinas is your chief executive officer and that Mr. Uziel is your chief financial officer. Please advise or revise.

Report of Independent Registered Public Accounting Firm, page F-2

10.   We note that your auditors are located in Baltimore, Marlyand. Please tell us where the majority of the company's operations (assets, liabilities, revenues and expenses) are located. In this regard, we note your disclosure under "Description of Property" that you do not own any real property and that you corporate offices are in Israel. We further note

your disclosure under risk factor number 8 that your executive officers and directors reside in Israel. To the extent that your operations are conducted in Israel, tell us how the audit of such operations was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Israel operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Israel. To the extent Weinberg & Baer conducted the audit in Israel, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in Israel to perform the audit procedures. Tell us whether the staff assigned to the audit were bi-lingual and provide us with the background experience and credentials for each staff member involved with the audit.

Item 13. Other Expenses of Issuance and Distribution, page II-1

11.   Please furnish a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. See Item 511 of Regulation S-K.

Recent Sales of Unregistered Securities, page II-2

12.   Please revise to disclose the consideration received in exchange for the securities. Refer to Item 701(c) of Regulation S-K.

Undertakings, Page II-3

13.   Please advise why you have modified the language of the undertaking at Item 512(a)(1)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew M. Crispino
Attorney-Advisor

cc: Via Facsimile (011) (972) 8-936-6000
        SRK Law Offices